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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                Emex Corporation
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                   420323 20 6
                                 (CUSIP Number)

        David H. Peipers                       Kronish Lieb Weiner & Hellman LLP
        Thorn Tree Resources LLC               Attn: Ralph J. Sutcliffe, Esq.
        888 Seventh Avenue, Suite 1608         1114 Avenue of the Americas
        New York, New York 10022               New York, New York  10036
        212-489-2288                           212-479-6170
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 17, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           SCHEDULE 13D (Amendment 1)

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CUSIP No. 420323 20 6                                          Page 1 of 4 Pages
--------------------------------------------------------------------------------


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1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Thorn Tree Resources LLC

--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [_]
                                                                      (b) [X]

--------------------------------------------------------------------------------

3    SEC USE ONLY

--------------------------------------------------------------------------------

4    SOURCE OF FUNDS*

          WC, AF, OO

--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------------------------------------------------------------------------------
  NUMBER OF         7    SOLE VOTING POWER

   SHARES                     13,023,628
                    ------------------------------------------------------------
BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY EACH                 0
                    ------------------------------------------------------------
  REPORTING         9    SOLE DISPOSITIVE POWER

 PERSON WITH                  13,023,628
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          13,023,628

--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          50.37%

--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*

          OO
--------------------------------------------------------------------------------

                           SCHEDULE 13D (Amendment 1)

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CUSIP No. 420323 20 6                                          Page 2 of 4 Pages
--------------------------------------------------------------------------------


This Amendment No. 1 (this "Amendment") to the Schedule 13D (the "Schedule 13D"), filed by Thorn Tree Resources LLC (the "Reporting Person") with the Securities and Exchange Commission ("SEC") on November 1, 2000, amends and supplements the Schedule 13D as set forth herein.

Item 3.   Source and Amount of Funds or Other Consideration.

     The Bridge Financing (as defined below) by the Reporting Person to Emex Corporation (the "Company") is for up to a maximum principal amount of $6 million. As of the date of this Amendment, an aggregate principal amount of $3,434,738.57 was outstanding under the Note (as defined). This amount was loaned by Mrs. Dorothy Eweson to the Reporting Person. The Reporting Person may seek to borrow additional amounts from Mrs. Eweson to cover future advances to the Company pursuant to the Bridge Financing.

Item 4.   Purpose of the Transaction.

     The Bridge Financing was consummated to provide working capital funds to the Company.

     (a) The Reporting Person is reexamining the desirability of maintaining its present level of direct and indirect investments in certain businesses, including the Company. This could result in a disposition or reallocation of some of its ownership interests in the Company or an increase in its ownership interests in the Company. In addition, the Reporting Person is considering exercising further control over the Company, including by way of acquiring additional shares of Common Stock and/or effecting changes to the Company's board of directors. There can be no assurance the Reporting Person will enter into any such transaction regarding its ownership of Common Stock or effect any changes in the Company's board of directors.

     (d) See Paragraph 4(a) above.

Item 5.   Interest in Securities of the Issuer.

          (a) The Reporting Person beneficially owns an aggregate of 13,023,628 shares of common stock of the Company, $.01 par value per share (the "Common Stock"), including 11,110,938 shares which were disclosed on the Schedule 13D, 500,000 shares of Common Stock issuable under the Warrants (as defined below), and 857,143 shares of Common Stock (the "Conversion Shares") that the Reporting Person would own upon conversion of principal of $6 million under the Note (the maximum amount allowable under the Note) (as defined below) at the initial conversion price of $7.00 per share.

          (b) The Reporting Person has the sole power to vote and sole power to dispose of 13,023,628 shares of Common Stock.

          (c) On May 14, 2001, the Reporting Person received 555,547 shares of Common Stock from the Company in the form of dividends from its ownership of Common Stock. Further, on October 17, 2001, the Reporting Person entered into the Bridge Financing (as defined below) and received 500,000 shares of Common Stock issuable under the Warrants and the 857,143 shares of Common Stock that the Reporting Person would own upon conversion of principal of $6 million under the Note (the maximum amount allowable under the Note) at the initial conversion price of $7.00 per share.

                           SCHEDULE 13D (Amendment 1)

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CUSIP No. 420323 20 6                                          Page 3 of 4 Pages
--------------------------------------------------------------------------------


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Person entered into a bridge financing arrangement (the "Bridge Financing") with the Company pursuant to which, on the terms and conditions contained in the Note (as defined), the Reporting Person agreed to loan the Company up to an aggregate principal amount of $6.0 million through December 31, 2001 with interest on the unpaid principal amount due at maturity at an annual rate of 3% over the prime rate of JP Morgan Chase & Co., compounded monthly. In connection with the Bridge Financing, the Company executed a Secured Grid Note, dated October 17, 2001 (the "Note") in favor of the Reporting Person, which is secured by all the assets of the Company pursuant to a general security agreement (the "General Security Agreement"). All principal and interest under the Note is due on December 31, 2002. The outstanding balance under the Note may be prepaid by the Company at any time without penalty. The terms of the Note allow the Reporting Person to elect, in its sole discretion, to convert at any time some or all of the principal amount outstanding under the Note and any accrued interest thereon into shares of the Company's common stock, $.01 par value per share (the "Common Stock"), at a price equal to $7.00 per share of Common Stock, subject to certain anti-dilution adjustments. In connection with the Bridge Financing, the Company issued to the Reporting Person warrants (the "Warrants") to purchase 500,000 shares of Common Stock exercisable at any time at an exercise price of $7.00 per share, subject to certain anti-dilution adjustments.

     The terms of the Note provide that the Company will not perform the following actions without the consent of the Reporting Person: (i) liquidate or dissolve, (ii) sell, transfer, lease or otherwise dispose of its assets and properties or grant options, warrants or other rights with respect to its property or assets, with certain exceptions (iii) purchase, redeem or retire, or make any dividend or distribution on account of, any equity and/or debt securities of the Company, except for certain dividends payable in Common Stock until June 30, 2002, (iv) create, incur, assume or suffer to exist any indebtedness, with certain exceptions (v) create, incur, assume or suffer to exist any mortgage, pledge, hypothecation, assignment, security interest, encumbrance, lien, preference, priority or preferential arrangement on its property, revenues or assets, with certain exceptions (vi) purchase, own, invest in or acquire any stock or other securities, with certain exceptions, (vii) enter into any transaction with any person or entity affiliated with the Company where the transaction is valued in excess of $50,000, and (viii) issue any securities of the Company, with certain exceptions. Additionally, the Company must obtain the written consent of the Reporting Person before taking the following actions: (i) amending or extending the Option Agreement, effective as of May 27, 1997, between Doyon Limited and North Star Exploration, Inc., (ii) committing to any new material expenditures in excess of $100,000, (iii) settling any material litigation, and (iv) hiring any new executive officers of the Company.

Item 7.   Material to be Filed as Exhibits.

1. Secured Grid Note, dated October 17, 2001, issued by Emex Corporation in favor of Thorn Tree Resources LLC.

2. General Security Agreement, dated as of October 17, 2001, between Emex Corporation and Thorn Tree Resources LLC.

3. Warrant Agreement, dated October 17, 2001, by and between Emex Corporation and Thorn Tree Resources LLC.

                           SCHEDULE 13D (Amendment 1)

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CUSIP No. 420323 20 6                                          Page 4 of 4 Pages
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     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2001


                                        Thorn Tree Resources LLC


                                        By:  /s/ David H. Peipers
                                             ----------------------------------
                                             Name:  David H. Peipers
                                             Title: Manager